Trust for Advised Portfolios
c/o U.S. Bank Global Fund Services
615 East Michigan Street
Milwaukee, Wisconsin 53202

March 31, 2021

VIA EDGAR TRANSMISSION

Mr. Quinn Kane
Division of Investment Management
U.S. Securities and Exchange Commission
100 F Street NE
Washington, DC 20549

RE:    Trust for Advised Portfolios (the “Trust”)
    Securities Act Registration No: 333-108394
Miller Opportunity Trust (the “Fund”)

This correspondence is in response to comments provided on March 22, 2021 to the Trust on behalf of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) with respect to the Fund and the Trust’s Post-Effective Amendment No. 203 to its registration statement on Form N‑1A, which was filed via EDGAR on February 5, 2021. For your convenience, your comments have been reproduced with responses following each comment.
Prospectus
Comment 1. Please add “and sell shares” to the first sentence of the lead in paragraph to the Annual Fund Operating Expenses table to comply with Item 3 of Form N-1A that became effective on December 23, 2020.
Response: The Trust has added the requested language.
Comment 2. Please revise the first sentence of the third paragraph before the Annual Fund Operating Expenses table to apply to all shares and not just Class I or Class IS shares to comply with Item 3 of Form N-1A that became effective on December 23, 2020.
Response: The Trust confirms the first sentence of the third paragraph will read as follows:
You may pay other fees, such as brokerage commissions and other fees to financial intermediaries, which are not reflected in the table and example below.
Comment 3. Please provide a completed Annual Fund Operating Expenses table as well as the completed Expense Example for the Fund at least 5 business days prior to effectiveness.
Response: The Fund's completed Fees and Expenses table and Expense Example have been provided in Appendix A to this letter.
Comment 4. The Acquired Fund Fees and Expenses (“AFFE”) line of the Annual Fund Operating Expenses table should be deleted in light of footnote 4.
Response: The Trust has confirmed the Fund did not incur AFFE for the fiscal year ended December 30, 2020, and therefore, has deleted the AFFE line and footnote 4.

Comment 5. Footnote 2 of the Annual Fund Operating Expenses table estimating Class IS expenses should be removed as this is not a new fund. Please revise according to Item 3, Instruction 3(d).
Response: The Trust confirms footnote 2 has been removed.
Comment 6. Regarding footnote 5 of the Annual Fund Operating Expenses table, please confirm supplementally that expenses associated with short sales are reflected in Other Expenses.
Response: The Trust confirms that short sale expenses are included in Other Expenses.
Comment 7. Regarding footnote 5 of the Annual Fund Operating Expenses table, please add “after the recoupment amount has been taken into account,” after the word “exceeding.”
Response: The Trust has added the requested language change.
Comment 8. Please specify what is meant by “financial instruments” in the first sentence of the Principal Investment Strategies.
Response: The Trust has revised the sentence and deleted the term “financial instruments.”
Comment 9. Provide more detail in Principal Investment Strategies regarding how the Adviser determines which securities to buy and sell.
Response: The Trust has added the requested disclosure.
Comment 10. The first paragraph of the Principal Investment Strategies includes a comprehensive list of various types of investments. Please revise this paragraph to include only the investments that the Fund principally invests in or intends to invest in. In addition, please disclose how derivatives will be used by the Fund. Ensure that all investments that are principal investments have corresponding risk disclosure in the summary and for Item 9.
Response: The Trust represents that the paragraph lists the investments in which the Fund may invest on a principal basis and, therefore, no revisions have been made. As requested, the Trust has added disclosure explaining how derivatives may be used by the Fund. The Trust has also reviewed the prospectus to ensure that there is corresponding risk disclosure.
Comment 11. Please provide more details regarding the short strategy (for example, how it is used by the Adviser).
Response: The Trust has added the requested disclosure.
Comment 12. The Staff notes the following sentences - “The Fund may also borrow money for investment purposes, in amounts up to 10% of the Fund’s net assets, a practice known as leveraging. Compliance with this percentage limit is measured as of the time of the borrowing.” If borrowing exceeds the 1940 Act limitation this statement would need to be deleted because it may conflict with Section 18 limitations. In addition, the phrase “measured as of the time of borrowing,” suggests that the Fund does not have to measure on an ongoing basis, which may conflict with Section 18.
Response: The Trust confirms that the Fund’s 10% borrowing policy is subject to, and applied in compliance with, the requirements and limitations of the 1940 Act. The Trust has added clarifying language.
Comment 12. Please clarify the sentence “Although the portfolio manager considers ratings . . . may include investments rated below grade, commonly known as ‘junk bonds,’ and unrated securities.” This sentence is unclear as to whether this means the Fund principally invests in investment grade.
Response: The Trust has clarified the sentence as requested.

Comment 13. In the sentence “The Fund may seek investment exposure to bitcoin indirectly by investing in the Grayscale Bitcoin Trust . . .” After “investing” please add “up to 15% of the Fund’s net assets.”
Response: The Trust has made the requested change.
Comment 14. Please reword the last sentence of the strategy section as follows - “The Fund will not invest more than 15% of its net assets measured at the time of investment in the Grayscale Bitcoin Trust.”
Response: The Trust has made the requested change.
Comment 15. Except as to investment in the Grayscale Bitcoin Trust, please include prominent disclosure that the Fund does not and will not invest directly or indirectly in any cryptocurrency. In addition, disclosure should state that the Fund does not invest directly or indirectly in cryptocurrencies, the Fund does not track the price movements of any cryptocurrency and the Fund will not invest in initial coin offerings (“ICOs”).
Response: The Trust has added the requested disclosure.
Comment 16. Please change “certain risks” to “the principal risks” in the sentence that begins, “The following is a summary description of certain risks,” in the second paragraph of Principal Risks section.
Response: The Trust has made the requested change.
Comment 17. Staff is unclear how underweighting affects Market Sector risk. Please explain supplementally.
Response: The Trust has removed the underweight reference.
Comment 18. Regarding Market Sector risk, please add strategy disclosure with respect to overweighting in certain companies, industries or market sectors. If the Fund is currently overweighted in any of these, please disclose and add appropriate risk disclosure.
Response: The Trust has added the requested disclosure.
Comment 19. Market Events Risk states “. . . and the Federal Reserve, . . . have taken steps to support financial markets.” Please confirm that this statement is correct, and if the Trust believes it is correct, update the risk to disclose the steps taken by the Federal Reserve and other governmental activities. If the Trust believes the language does not need to be changed, please supplementally explain why. In addition, the sentences referring to the Federal Reserve reducing market support activities and further reduction by the Federal Reserve are requested to provide the same confirmation of correctness, updating, or explanation as to why no change is needed.
Response: The Trust represents that the disclosure generally is accurate and appropriate in scope and has determined to make only minor revisions.
Comment 20. With respect to the references to the COVID-19/coronavirus pandemic in the Market Events risk, please add disclosure regarding governmental actions taken specifically in response to the COVID-19/coronavirus pandemic or revise earlier disclosure noted above to ensure this risk is accurate and updated.
Response: The Trust represents that the disclosure is accurate and appropriated in scope and has determined not to make any revisions.
Comment 21. Consider adding regulatory risk specifically associated with bitcoin and the Grayscale Bitcoin Trust specifically describing risks relating to the lack of regulation in the space of cryptocurrency or potential future changes to regulation.
Response: The Trust has added Cryptocurrency Regulatory Risk.

Comment 22. In Bitcoin risk, please delete the phrases “. . . the Fund’s investment in entities that invest in bitcoin” and “. . . such as the Grayscale Bitcoin Trust” since the Fund is not investing in entities other than the Grayscale Bitcoin Trust.
Response: The Trust has made the requested change.
Comment 23. Please update the disclosure in the Foreign Investments and Emerging Markets risk to reflect all risks as discussed in ADI 2020-11.
Response: The Trust has made the requested change.
Comment 24. In Footnote 1 of the Performance section, please confirm that the selection of Class A complies with Form N-1A Item 4(b)(2) Instruction 3(a).
Response: The Trust confirms that the selection of Class A complies with Instruction 3(a) of Item 4(b)(2).
Comment 25. With respect to the temporary defensive positions noted in the Investment Objectives and Strategies section, please disclose the effect of taking a temporary defensive position, such as the Fund not achieving its investment objective.
Response: The Trust has added the requested disclosure and consolidated the language in response to Comment 27 below.
Comment 26. As required by Form N-1A Item 9(b)(2), please add more detail regarding how the Adviser determines when to buy or sell securities. Provide a more fulsome strategy disclosure overall in this section.
Response: The Trust has added the requested disclosure.
Comment 27. Please consolidate the information in the defensive investing section because it is duplicative of earlier disclosure.
Response: The Trust has made the requested change.
Comment 28. With respect to the Item 9 bitcoin disclosure, it should not merely duplicate the Item 4 response. Please add additional details regarding bitcoin as required under Item 9(b). Please revise this section as noted in the summary, and note that all summary comments are applicable to Item 9 disclosure.
Response: The Trust has added additional disclosure and applied all summary section comments to the Item 9 disclosure.
Statement of Additional Information
Comment 29. With respect to the non-fundamental investment restriction regarding borrowing, please delete the word “temporary” in the last sentence because compliance with the percentage limit is applicable to all borrowing and not just temporary borrowing.
Response: The Trust has made the requested change.
Comment 30. With respect to the Illiquid Investments and Restricted Securities section under Investment Strategies and Risks, please change the term “illiquid security” to “illiquid investment” throughout this section.
Response: The Trust has made the requested change.
Part C
Comment 31. A consent of independent registered public accounting firm is a requirement for the 485(b) filing.
Response: The Trust undertakes to include a consent of the Fund’s independent registered public accounting firm with the 485(b) filing.

If you have any questions regarding the enclosed, please do not hesitate to contact Scott Resnick at 626-914-7372 or scott.resnick@usbank.com.

Sincerely,

/s/ Elaine E. Richards
Elaine Richards
on behalf of
Scott Resnick, Secretary of the Trust

Fees and expenses of the Fund

Shareholder Fees
(fees paid directly from your investment)
	Class A	Class C	Class FI	Class R	Class I	Class IS
Maximum sales charge (load) imposed on purchases (as a % of offering price)	5.75%	None	None	None	None	None
Maximum deferred sales charge (load) (as a % of the lower of net asset value at purchase or redemption) (may be reduced over time)	None¹	1.00%	None	None	None	None

Annual Fund Operating Expenses
(expenses that you pay each year as a percentage of the value of your investment)
	Class A	Class C	Class FI	Class R	Class I	Class IS
Management fees [2]	0.77%	0.77%	0.77%	0.77%	0.77%	0.77%
Distribution and service (12b-1) fees	0.25%	1.00%	0.25%	0.50%	None	None
Other expenses	0.26%	0.26%	0.33%	0.26%	0.27%	0.20%
Total annual fund operating expenses	1.28%	2.03%	1.35%	1.53%	1.04%	0.97%
Fees waived and/or expenses reimbursed [3]	None	None	None	None	-0.01%	-0.01%
Total annual fund operating expenses after waiving fees and/or reimbursing expenses	1.28%	2.03%	1.35%	1.53%	1.03%	0.96%
1.Although there is no front-end sales charge on purchases of $1 million or more, there is a maximum deferred sales charge of 1.00% if you redeem within 18 months of such a purchase. This charge is waived for certain investors as defined in the “More about Contingent Deferred Sales Charges” section on page [ ].
2.The Fund pays a management fee at an annual rate that decreases as assets increase, as follows: 1.00% of assets up to and including $100 million; 0.75% of assets on the next $2.5 billion; 0.70% on the next $2.5 billion; 0.675% on the next $2.5 billion; and 0.65% on amounts over $7.6 billion.
3.Miller Value Partners, LLC (the “Adviser”) has agreed to waive fees and/or reimburse operating expenses (other than front-end or contingent deferred loads, taxes, interest expense, brokerage commissions, acquired fund fees and expenses, expenses incurred in connection with any merger or reorganization, portfolio transaction expenses, dividends paid on short sales, extraordinary expenses such as litigation, Rule 12b-1 fees, intermediary servicing fees, or any other class-specific expenses) through April 30, 2022, so that such annual operating expenses will not exceed 0.88%, subject to recapture as described below. Separately, with respect to Class I only, the Adviser has agreed to waive fees and/or reimburse operating expenses such that the previously described annual operating expenses, plus intermediary servicing fees and other class-specific expenses, will not exceed 0.93%, subject to recapture as described below. These arrangements cannot be terminated prior to May 1, 2022 without the Board of Trustees’ (the “Board”) consent. The Adviser may be permitted to recapture amounts waived and/or reimbursed under these limitations within three years after the Adviser waives fees or reimburses expenses under the agreement. In no case will the Adviser recapture any amount that would result, on any particular business day of the Fund, in the total annual operating expenses exceeding (after the recoupment amount has been taken into account) the lower of: (1) the applicable expense cap at the time of the waiver and/or reimbursement; or (2) the applicable expense cap at the time of the recapture.
Example
This example is intended to help you compare the cost of investing in the Fund with the cost of investing in other mutual funds. The example assumes that you invest $10,000 in the Fund for the time periods indicated. The example also assumes that your investment has a 5% return each year and the Fund’s operating expenses remain the same (taking into account the expense cap only in the first year) and you reinvest all distributions and dividends without a sales charge.
Although your actual costs may be higher or lower, based on these assumptions your costs would be:
A-1

Number of years you own your shares
	1 year	3 years	5 years	10 years
Class A (with or without redemption at end of period)	$698	$958	$1,237	$2,031
Class C (with redemption at end of period)	$306	$637	$1,093	$2,358
Class C (without redemption at end of period)	$206	$637	$1,093	$2,358
Class FI (with or without redemption at end of period)	$137	$428	$739	$1,624
Class R (with or without redemption at end of period)	$156	$483	$834	$1,824
Class I (with or without redemption at end of period)	$105	$330	$573	$1,270
Class IS (with or without redemption at end of period)	$98	$308	$535	$1,189
A-2